UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  ___)*

Valiant Healthcare, Inc.
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
91915M 10 4
(CUSIP Number)
Mirella Salem
210 N. University Drive, Suite 810
Coral Springs, FL 33071
(954) 419-1835
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 1, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	91915M 10 4

1	NAMES OF REPORTING PERSONS Mirella Salem

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		8,500,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,500,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.5%

14	TYPE OF REPORTING PERSON

	IN

Schedule 13D of Cheryl Rager
Respecting the Securities of Valiant Healthcare, Inc.
Item 1. Security and Issuer.
This filing relates to the acquisition of shares of the $.0001 par value common stock (the “Common Stock”) of Valiant Healthcare, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 210 N. University Drive, Suite 810, Coral Springs, Florida 33071.
Item 2. Identity and Background.
This Schedule 13D is filed by Mirella Salem, an individual whose business address is 210 N. University Drive, Suite 810, Coral Springs, Florida 33071. Ms. Salem is a director of the Issuer.
Ms. Salem has not been convicted in a criminal proceeding during the last five years nor has she, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Ms. Salem is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
The shares were issued (1) as part of the distribution of shares to its shareholders by Accessible Healthcare Services, Inc. as the consideration such company received from the Issuer in connection with the Issuer’s purchase of the domestic assets of Accessible Healthcare Services, Inc. and (2) in connection with the issuance of stock options to purchase common stock of the Issuer to certain directors, officers, employees, consultants and others, all of which are currently exercisable.
Item 4. Purpose of Transaction.
As stated in response to Item 3 above, the acquisition by Ms. Salem of the securities covered by this filing was in connection with distribution by Accessible Healthcare Services, Inc. of shares it received as consideration from the sale of its domestic assets to the Issuer and the issuance of stock options to her.

Item 5. Interest in the Securities of the Issuer.
(a) Ms. Salem beneficially owns 8,500,000 shares of the Issuer’s Common Stock, which is 26.5% of the Common Stock of the Issuer (which includes 5,500,000 shares that are issuable upon the exercise of currently vested and exercisable stock options issued to Ms. Salem), as determined in accordance with Rule 13d-3(d)(1).
(b) Ms. Salem possesses sole voting and dispositive powers with respect to all of the securities of the Issuer beneficially owned by her.
(c) Not applicable.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no contracts, arrangements, understandings or relationships between Ms. Salem or any other person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2009	/s/ Mirella Salem
Mirella Salem

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